PRODUCTS:

The Company's financial product is a proprietary Community Financial Economic Digital Currency Mobile Platform (AFRO Platform), and will operate a Real Time Instant Digital Currency providing financial inclusion services for low-moderate income communities and emerging economies.

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The Company brands; AFRO Dollar-Money, AFRO Dollar-Digital, AFRO-Cash, AFRO-Pay, AFRO-Rewards, AFRO-Bonds, AFRO-Notes, AFRO-Bills, AFRO-BUY, AFRO-Gold, AFRO-Silver, AFRO-Insurance, AFRO-Investments, PayAFRO


A.F.R.O. Dollar
Community Financial Inclusion Digital Cash Architecture Platform
BEEBOP : A Local Free Market Capitalism Ecosystem
American Freedom Resources Opportunity
A.F.R.O. Dollar-Digital (ADD)
North America Market
American Freedom Reserve Obligation
A.F.R.O. Dollar-Money (AFR)
Global Market




Products: Innovative & Disruptive Financial Services

Market : US States (Rural, Rustbelt, Urban distressed) Canada, Mexico (USMCA) Caribbean (Caricom Member States)

Payments, Lending, Investments, Loyalty, Business Development, Estate & Financial Planning, Savings

Donations, Volunteerism, Social Impact, Community Development, Stewardship

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Products: Innovative & Disruptive Financial Services

Market: Africa, Asia, Europe, South America

Payments: Cross-Border, Gig-workers, Family, Remittances, Peer to Peer P2P, Investments, Savings, Loyalty, Rewards, Lending, Import-Export finance, Project finance, Small Export US-Trade advocate

Donations, Volunteerism, Social Impact Community Development, Stewardship,

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